SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In connection with the notice issued by the Comissão de Valores Mobiliários - CVM, SEP/GEA-1 nº 497/2008, on December 12, 2008, regarding the information published on the website of the law firm representing APÓSFURNAS - Associação dos Aposentados de Furnas (“APOSFURNAS”), we are making the following announcement to our Shareholders and the market in general:

The information referred to above relates to lawsuit Nº 2008.001.094289 -5 filed by APÓSFURNAS against our subsidiary Furnas Centrais Elétricas S.A. (“FURNAS”), before the 2nd Business District Court of Rio de Janeiro. The principal purpose of the lawsuit is to require FURNAS to reincorporate certain agreements relating to assumption of debts arising from some past actuarial deficits into FURNAS’s financial statements at and for the year ended December 31, 2007.

Initially, Judge Marcia Silva Araujo de Carvalho ruled that, due to the complexity of the issue, a detailed analysis of the proceeding would be necessary. Accordingly, the judge issued a temporary injunction requiring that a note of the request sought by APÓSFURNAS be inserted in the minutes of the 2008 general meeting of shareholders of FURNAS that approved the financial statements at and for the year ended December 31, 2007. We confirm that this note was duly added in the minutes of the general meeting of shareholders that took place in April 2008.

It should be noted that although the main purpose of the lawsuit is to reintegrate the above mentioned liabilities, the relevant agreements were never removed from FURNAS’s internal accounting records, notably the "Livro Diário".

Such amounts are merely and exclusively rectified with the purpose of publishing the financial statements, by the positive effect of the actuarial assessments of the pension fund (performed in 2007) pursuant to CVM Rule nº 371/2000. There has been no waiver of liabilities and no amendment to the relevant payment flows, which have been duly performed at due dates, as detailed in the mentioned lawsuit records.

In conclusion, in direct contrast to what was published on the website of the law firm acting for APÓSFURNAS, we confirm that the financial statements of FURNAS at and for the year ended on December 31, 2007 have not been, and indeed are not being, challenged by any judicial decision and that, at the date of this announcement, we are not aware of any filing of administrative proceedings by the CVM seeking inspection of liability of our management or independent accounting.

We reaffirm our Management's commitment to total transparency in our financial statements, showing our concern and commitment to generally accepted accounting principles and compliance with the legislation currently in force. It is our policy to be cautious and maintain the accuracy and transparency of information distributed to our Shareholders, investors and analysts.

Rio de Janeiro December 22, 2008.

Astrogildo Fraguglia Quental
Chief Financial Officer and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.